Seven Oaks Acquisition Corp.

445 Park Avenue, 17th Floor

New York, NY 10022

December 16, 2020

VIA EDGAR

Todd K. Schiffman

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Seven Oaks Acquisition Corp.

Registration Statement on Form S-1

Filed December 1, 2020, as amended

File No. 333-251062

Dear Mr. Schiffman:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Seven Oaks Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on December 17, 2020, or as soon thereafter as practicable.

Please call David A. Sakowitz of Winston & Strawn LLP at (212) 294-2639 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Seven Oaks Acquisition Corp.

By:	/s/ Gary S. Matthews
Name: Gary S. Matthews
Title: Chief Executive Officer and Chairman

cc:	David A. Sakowitz, Winston & Strawn LLP

[Signature Page to Acceleration Request]